UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Act of 1934
(Amendment No. 1)

July 31, 2024
(Date of Event Which Requires Filing of this Statement)

ITEM 1
(a)	Name of Issuer: MBIA Inc.
(b)	Address of Issuer's Principal Offices:
       1 Manhattanville Road, Suite 301
       Purchase, NY 10577

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS GROUP INC.
(b)	Address of Principal Office:
				555 Madison Avenue,
				Suite 1303
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 55262C100

ITEM 4
(a)	Amount beneficially owned: 697,475
(b)	Percent of Class: 1.37%
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 697,475

ITEM 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person Not Applicable